EXHIBIT 99.6

CENOVUS ENERGY INC.
- and -
L.F. INVESTMENTS S.À R.L.

REGISTRATION RIGHTS AGREEMENT

January 1, 2021

REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT is made as of January 1, 2021
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky ("Arrangement") pursuant to an arrangement agreement dated October 24, 2020 (the "Arrangement Agreement");
AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the "Effective Date") by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a registration rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;
AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	"Agreement" means this registration rights agreement, as amended, restated or modified from time to time;
(c)
"Applicable Securities Laws" means, collectively, (i) the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the U.S. Securities Act, the U.S. Exchange Act and all applicable state securities legislation of any state in the United States, in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the New York Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d)	"Arrangement" has the meaning ascribed thereto in the recitals;
(e)	"Base Prospectus" shall have the meaning set out in Section 2.1;
(f)	"Blackout Period" means:
(i)
the Corporation's regular annual and quarterly blackout periods as provided in the Disclosure Policy, which currently begin on the fourteenth day before the proposed release of the year‑end or fiscal quarter financial results or budget information and end two full trading days after financial results or budget information are publicly disclosed; and

(ii)	any other bona fide blackout periods designated by the Committee pursuant to and in conformity with the Disclosure Policy, provided that, subject to the right of the Corporation in its sole discretion, at any time and from time to time, to modify the allocation of days on a one-for-one basis as between clause (1) and (2) following, by up to an aggregate of five days in respect of each Registration Year, subject always to a maximum of 160 days for all blackout periods in each Registration Year, (1) the aggregate number of days subject to blackout periods under subsection 1.1(f)(i) shall not exceed 75 days during any Registration Year, and (2) the aggregate number of days subject to blackout periods under subsection 1.1(f)(ii) shall not exceed 75 days during any Registration Year;
(g)	"Board of Directors" or "Board" means the board of directors of the Corporation;
(h)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(i)	"Canadian Base Prospectus" shall have the meaning set out in Section 2.1;
(j)	"Canadian Securities Regulatory Authorities" means the securities regulatory authorities in each of the provinces and territories of Canada;
(k)	"Committee" means the Corporation's disclosure committee established by the Board to oversee the Corporation's disclosure policy practices, as described in the Disclosure Policy;

(l)
"Common Shares" means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(m)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(n)
"Corporation" means Cenovus Energy Inc. and any corporation resulting from the amalgamation, combination or merger of Cenovus Energy Inc. with another corporation or other corporations, any purchaser of all or substantially all of the assets of Cenovus Energy Inc., and any entity into which Cenovus Energy Inc. converts;

(o)	"Corresponding RRA" means an agreement in the form of this Agreement with any Person that constitutes a "Registration Rights Agreement" as defined in the Arrangement Agreement;
(p)	"Demand Holder" shall have the meaning set out in subsection 2.2(a);
(q)	"Demand Registrable Securities" shall have the meaning set out in subsection 2.2(a);
(r)	"Demand Registration" shall have the meaning set out in subsection 2.2(a);
(s)	"Designated Registrable Securities" means Demand Registrable Securities or Piggy Back Registrable Securities, as the case may be;
(t)
"Disclosure Policy" means the Corporation's Policy on Disclosure, Confidentiality and Employee Trading dated December 1, 2015, as such policy may be amended, supplemented or replaced from time to time;

(u)	"Distribution Period" shall have the meaning set out in subsection 3.1(d);
(v)	"Existing RRA" means that certain Registration Rights Agreement dated as of May 17, 2017 between the Corporation and ConocoPhillips Company, as in effect on the date of the Arrangement Agreement;
(w)
"Governmental Authority" means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;
(x)
"Holder" means: (i) as of the date hereof, the Shareholder; and (ii) at any time after the date hereof, the Shareholder and any Affiliate to which the Shareholder (or a permitted transferee thereof) has transferred Registrable Securities in compliance with any and all applicable Transfer Restrictions and assigned this Agreement in accordance with Section 5.3;

(y)	"misrepresentation" means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading;
(z)
"Non‑Base Prospectus" means a Canadian Prospectus on Form 44‑101F1 pursuant to National Instrument 44‑101 ‑ Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44‑101F1, Form 41‑101F1 pursuant to National Instrument 41‑101 ‑ General Prospectus Requirements and/or a Registration Statement under the U.S. Securities Act on Form F‑10 or such successor form or, if the Corporation is no longer eligible to use Form F‑10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities;

(aa)	"Parties" means, the Corporation, each Holder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(bb)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity, however designated or constituted;

(cc)	"Piggy Back Registrable Securities" shall have the meaning set out in subsection 2.2(f);
(dd)	"Piggy Back Registration" shall have the meaning set out in subsection 2.2(f);
(ee)	"Pre-emptive Right" has the meaning given to it in the Pre-Emptive Rights Agreement;
(ff)	"Pre-Emptive Rights Agreement" means the pre-emptive rights agreement to be entered into between the Shareholder and the Corporation on the date hereof;
(gg)	"Proposed Prospectus Filing Date" means the date on which the Corporation plans, or the Demand Holder requests, as applicable, for such distribution to file a Prospectus Supplement;
(hh)	"Prospectus" means, collectively, a Base Prospectus and a Prospectus Supplement to such Base Prospectus;
(ii)	"Prospectus Supplement" means, as applicable, a prospectus supplement to the Canadian Base Prospectus, a supplement to the prospectus contained in the Registration Statement and/or an amendment to the Registration Statement containing a prospectus supplement, in each case relating to the distribution of Registrable Securities;
(jj)
"Registrable Securities" means: (i) the 231,194,698 Common Shares beneficially owned by the Shareholder on the date hereof, including for certainty all Common Shares issued to the Shareholder pursuant to the Arrangement, and which may be held by other Holders upon a transfer of such Common Shares and corresponding assignment of this Agreement to other Holders in accordance with Section 5.3; (ii) any Common Shares that may be acquired by a Holder pursuant to an exercise of Warrants distributed to the Shareholder pursuant to the Arrangement; (iii) any Common Shares that may be acquired by a Holder pursuant to a Pre-emptive Right or any Common Shares that may be acquired by a Holder pursuant to an exercise of Convertible Securities (as defined in the Pre-Emptive Rights Agreement) acquired by a Holder pursuant to a Pre-emptive Right; (iv) any Common Shares or other securities of the Corporation issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares or Warrants; and (v) any Warrants, if and only if, such number of Warrants is less than or equal to the number of other Registrable Securities under (i)-(iv) above proposed to be included in the Secondary Registration;

(kk)
"Registration" means the qualification or registration, as applicable, of securities (or the distributions thereof) under Applicable Securities Laws so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada and in the United States, in each case subject to the limitations contained herein;

(ll)	"Registration Expenses" means the expenses incurred in connection with the distribution of the Registrable Securities pursuant to this Agreement comprised of:
(i)	all fees, disbursements and expenses payable to not more than one Canadian and one U.S. counsel to the Holders (on an aggregate basis);
(ii)	all fees, disbursements and expenses of counsel and auditors to the Corporation;
(iii)
all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, prospectus supplement, registration statement, including the Prospectus, the Prospectus Supplement and the Registration Statement, or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv)	all registration and filing fees of any Canadian Securities Regulatory Authority, of the SEC and of any other Governmental Authority, including FINRA filing fees;
(v)	all transfer agents', depositaries' and registrars' fees;
(vi)	all expenses relating to the preparation of certificates;
(vii)	all fees and expenses of any securities exchange on which the Common Shares are then listed;
(viii)	all fees and expenses of printing and producing any agreements among underwriters, underwriting agreements, "blue sky" or legal investment memoranda, and any selling agreements or other documents in connection with the sale of Registrable Securities;
(ix)
all expenses of the Corporation relating to any analyst or investor presentations and any marketing activities and all travel and lodging expenses of the Corporation in connection with such presentations and marketing activities; and

(x)	any fees and expenses of the underwriters, other than Selling Expenses, customarily paid by issuers or sellers of securities, but shall not include any Selling Expenses;
(mm)	"Registration Statement" shall have the meaning set out in Section 2.1;
(nn)	"Registration Year" means each consecutive 365-day period during the term of this Agreement, with the first Registration Year commencing on the date hereof;
(oo)	"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the first Person;
(pp)	"SEC" means the United States Securities and Exchange Commission;
(qq)	"Secondary Registration" means a Piggy Back Registration or a Demand Registration, as the case may be;
(rr)
"Selling Expenses" means any fees or commissions payable, or discounts granted, to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities or other Common Shares pursuant to this Agreement and any transfer taxes attributable to a sale of Registrable Securities or other Common Shares pursuant to this Agreement;

(ss)	"Standstill Agreements" means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;
(tt)	"Supporting Husky Shareholders" means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.;
(uu)
"Transfer Restrictions" means any restrictions or conditions on the transfer of Registrable Securities by a Holder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any agreement between the Holder and the Corporation;

(vv)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and all rules, regulations and orders promulgated thereunder;
(ww)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder;
(xx)	"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

(yy)
"Warrants" means the share purchase warrants of the Corporation issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2	Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3	Construction and Interpretation
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Holders and Holder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.
For the purposes of this Agreement, the number of "then‑outstanding Common Shares" shall be equal to the actual number of outstanding Common Shares at such time.
1.4	Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
ARTICLE 2
REGISTRATION RIGHTS
2.1	Filing and Maintenance of Base Prospectus
(a)
At all times after the date that is 18 months after the Effective Date, the Corporation shall maintain a short form base shelf prospectus (the "Canadian Base Prospectus") filed with the Canadian Securities Regulatory Authorities and a registration statement on Form F‑10 or such successor form or, if the Corporation is no longer eligible to use Form F‑10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities (the "Registration Statement" and collectively with the Canadian Base Prospectus, the "Base Prospectus"), containing a base shelf prospectus filed with the SEC qualifying the Registrable Securities for distribution under Applicable Securities Laws. The Corporation shall cause the Base Prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Holders acting reasonably.

(b)
In the event that the Base Prospectus is not effective or required under Section 2.1(a) at any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Non-Base Prospectus and all references in this Agreement to Prospectus Supplement shall apply mutatis mutandis to a Non-Base Prospectus.

2.2	Required Registration
(a)
Subject to the provisions hereof, at any time and from time to time during the term of this Agreement, one or more Holders (each such Holder, a "Demand Holder") may request the Corporation to file a Prospectus Supplement offering all or part of the Registrable Securities (such offering being hereinafter referred to as a "Demand Registration"). Such a request shall be in writing and shall specify the Proposed Prospectus Filing Date, number of Registrable Securities to be sold (the "Demand Registrable Securities"), the intended method of disposition and the jurisdictions in which the Demand Holders, acting reasonably, request that the Demand Registration be effected and contain the undertaking of the Demand Holders making the request to provide all such information regarding such Demand Holders as may be required in order to permit the Corporation to comply with all Applicable Securities Laws with respect to such Demand Registration. The Holders may not make more than three requests for Demand Registrations in any Registration Year and a request for a Demand Registration by any Demand Holder shall be delivered not more than 21 days and not less than 10 days, prior to the Proposed Prospectus Filing Date for such Demand Registration. The Holders shall not request a Demand Registration to be conducted in a manner that would require the filing of a prospectus, registration statement or other disclosure document in a jurisdiction outside Canada or the United States or subject the Corporation to continuous disclosure obligations under applicable securities laws in any such other jurisdiction. No offering of Registrable Securities under this subsection 2.2(a) shall relieve the Corporation of its obligations to effect Piggy Back Registrations pursuant to subsection 2.2(f).

(b)	Subject to subsection 2.2(c), each Demand Registration shall be for such number of Demand Registrable Securities as requested by the Demand Holders.
(c)
The Corporation shall have the right, by providing written notice to the Demand Holder not less than five days prior to the Proposed Prospectus Filing Date (or, no more than once per Registration Year, if (x) the Demand Holder expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable Demand Registration request and (y) the Demand Holder may not sell the Common Shares that it intends to sell under the applicable Demand Registration request in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request, then the Corporation shall have three days after receiving such Demand Registration request to provide notice to the Demand Holder), to offer and sell Common Shares as part of any Demand Registration initiated by the Demand Holders under this Agreement. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm's good faith view, the number of Demand Registrable Securities and other securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Demand Registrable Securities, then the Corporation shall include in such Demand Registration:

(i)	first, the Demand Registrable Securities to be included in such Demand Registration; and
(ii)
second, the other Common Shares sought to be included by the Corporation or any other stockholder that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other Common Shares sought to be included by the Corporation and such other Persons.

(d)
Notwithstanding anything to the contrary herein, the Corporation shall have no obligation to file a Prospectus Supplement pursuant to any request under subsection 2.2 (a) during the 90-day period following the date on which the Corporation most recently filed a Prospectus Supplement or Non-Base Prospectus, and any such request shall be invalid and of no force or effect hereunder.

(e)
The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 (but not the preparation of such Prospectus Supplement) or may request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2 if a Blackout Period is in effect or occurs after a Demand Registration request has been received but before the Demand Registration has been effected. The Corporation will give written notice of its determination, pursuant to this subsection 2.2(d), to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 or to request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2, including a general description of the basis for such determination, promptly after the occurrence thereof. If the Corporation exercises its rights under this subsection 2.2(d), it shall, as promptly as practicable following the expiration of the applicable postponement or suspension period, file or update and use its commercially reasonable efforts to cause the effectiveness of the postponed or suspended Prospectus Supplement. If the Corporation, pursuant to this subsection 2.2(d), postpones the filing of a Prospectus Supplement with respect to a

Demand Registration and if the Holder within 30 days after receipt of notice from the Corporation advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, such request for a Demand Registration will be deemed to be withdrawn and such request will be deemed to have not been given for purposes of determining whether the Demand Holders have exercised their rights to a Demand Registration permitted to such Holders pursuant to this Section 2.2.

(f)
A Demand Holder may, at any time prior to the date on which the Corporation enters into a binding underwriting agreement in connection with a Demand Registration, revoke such Demand Holder's Demand Registration in whole or in part. The Demand Holders may revoke a Demand Registration in whole once per Registration Year without being responsible for any Registration Expenses incurred in respect of such Demand Registration. The Demand Holders shall be responsible for all Registration Expenses incurred in connection with each other revocation of a Demand Registration during a Registration Year. Each revoked Demand Registration shall constitute a Demand Registration for purposes of the limitation on the number of Demand Registrations in any Registration Year contained in subsection 2.2(a), in each case unless (i) the Corporation has previously notified the Demand Holder that it intends to register securities in connection with such Demand Registration and in fact completes such registration notwithstanding the revocation by the Demand Holder or (ii) the Corporation and such Demand Holders mutually agree not to proceed with such Demand Registration. Notwithstanding anything in this Agreement to the contrary, a request for a Demand Registration shall not be deemed to be effective if, at any time after it has become effective, such Demand Registration is interfered with by any stop order, cease trade order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than a misrepresentation by a Holder relating to such Demand Registration.

(g)
If during the term of this Agreement the Corporation proposes to file a Prospectus Supplement in Canada and/or with the SEC in order to permit the issuance of its Common Shares pursuant to a public offering (a "Corporation-Initiated Registration") or the sale of its Common Shares pursuant to a demand made under the Existing RRA or any Corresponding RRA (a "Securityholder-Initiated Registration"), in a form and manner that, with appropriate changes, would permit the offering of Registrable Securities under such Prospectus Supplement, the Corporation shall give reasonably prompt written notice of its intention to do so to the Holders and shall use commercially  reasonable efforts to include in the proposed distribution such number of Designated Registrable Securities (the "Piggy Back Registrable Securities") as the Holders shall request (such offering hereinafter referred to as a "Piggy Back Registration") within five (5) days after the giving of such notice (provided that if the Corporation expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable notice, then the Holders shall have one (1) Business Day after the giving of notice by the Corporation to provide such request), upon the same terms (including the method of distribution) as such distribution. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm's good faith view, the number of Piggy Back Registrable Securities and other securities requested to be included in such Piggy Back Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Piggy Back Registrable Securities and other securities, then the Corporation shall include in such Piggy Back Registration:

(i)	first,

(A)	in the case of a Corporation-Initiated Registration, the Common Shares to be included by the Corporation in such Piggy Back Registration; or
(B)	in the case of a Securityholder-Initiated Registration, the Common Shares to be included by the Person making the demand under the Existing RRA or any Corresponding RRA, as applicable;
(ii)
second, in the case of a Corporation-Initiated Registration only, only if and to the extent required pursuant to the Existing RRA, any Common Shares sought to be included pursuant to an exercise of rights under the Existing RRA;

(iii)
third, the Piggy Back Registrable Securities sought to be included, and any other Common Shares sought to be included pursuant to an exercise of rights by any Person under any Corresponding RRA, that can in either case be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of then-outstanding Common Shares beneficially owned by the Holder(s) and such other Persons, as the case may be; and

(iv)
fourth, any other securities sought to be included by any other Person that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other securities owned by such other Persons.

The Corporation may at any time, at its sole discretion and without the consent of the Holders, withdraw such Prospectus Supplement and abandon the proposed distribution in which the Holders requested to participate. The failure of the Holders to respond within the periods referred to in the immediately preceding sentence shall be deemed to be a waiver of the Holders' rights under this subsection 2.2(g) with respect to such Piggy Back Registration. The Holders may also waive their rights under this subsection 2.2(g) by giving written notice to the Corporation. No offering of Registrable Securities under this subsection 2.2(g) shall relieve the Corporation of its obligations to effect Demand Registrations pursuant to subsection 2.2(a).
2.3	Selection of Underwriters for Underwritten Demand Registrations
Upon requesting a Demand Registration for an underwritten offering of Registrable Securities, the Demand Holders shall select the investment banker(s) and manager(s) to effect the distribution in connection with such underwritten Demand Registration, it being acknowledged by the Holders that the participation of a registrant shall be required in Canada and a registered broker‑dealer in the United States in connection with each underwritten Secondary Registration hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Demand Holders must be of nationally recognized standing in the United States and/or Canada (as applicable). Notwithstanding the foregoing, the Holders acknowledge that the Corporation shall have the sole right to select the investment banker(s) and manager(s) to effect the distribution in connection with any Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.
2.4	Registration Expenses and Selling Expenses.
(a)	Subject to subsection 2.2(e), the Corporation shall be responsible for all Registration Expenses.

(b)
Each of the Corporation and the Holders shall be responsible for the Selling Expenses on any Demand Registration or Piggy Back Registration in proportion to their respective amounts of Common Shares sold in any such offering.

2.5	Other
(a)	During the term of this Agreement, the Corporation will take all actions necessary to maintain the listing of the Registrable Securities on the Toronto Stock Exchange and the New York Stock Exchange.
(b)
During the term of this Agreement, the Corporation shall provide to the Holders, promptly following the entering into of this Agreement in respect of the current year as of the date hereof and subsequently not later than December 15 of any year, the Corporation's timetable for scheduled Blackout Periods for the succeeding year, and will promptly advise the Holders in writing if the timetable for such scheduled Blackout Periods changes during the course of the year.

ARTICLE 3
REGISTRATION PROCEDURES
3.1	Procedures
Upon receipt of a request from the Holders pursuant to Section 2.2, the Corporation will, subject to Section 2.2, effect the Secondary Registration as requested. In particular, the Corporation will, in each case as applicable:
(a)
use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, in the English language and, if required, French language, a Prospectus Supplement under and in compliance with Applicable Securities Laws of each Canadian jurisdiction in which the Secondary Registration is to be effected and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the applicable Canadian jurisdictions;

(b)
use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, with the SEC a Prospectus Supplement, covering the distribution of the Designated Registrable Securities and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the United States;

(c)
use commercially reasonable efforts to prepare and file with the applicable Canadian Securities Regulatory Authorities in the Canadian jurisdictions in which the Secondary Registration is to be effected and with the SEC such amendments and supplements to the Prospectus Supplement, as may be reasonably necessary to comply with the provisions of Applicable Securities Laws with respect to the Registration of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of the Prospectus and the Registration Statement during the term of this Agreement;

(d)
notify promptly each Holder of Registrable Securities under a Registration Statement or Canadian Base Prospectus and, if requested by such Holder, promptly confirm such advice in writing: (i) when a Registration Statement or Canadian Base Prospectus has become effective and when any post‑effective amendment or supplement thereto becomes effective; (ii) of any request by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority for additional information after the Registration Statement or Canadian Base Prospectus has become effective or for any post‑effective amendment or supplement to a Registration Statement or Canadian Base Prospectus; (iii) of the issuance by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority of any stop order or cease trade order suspending the effectiveness of a Registration Statement or Canadian Base Prospectus or the initiation of any proceedings for that purpose; (iv) if, between the effective date of a Registration Statement or Canadian Base Prospectus and the closing of any sale of Registrable Securities pursuant to this Agreement covered by such Registration Statement, the representations and warranties of the Corporation contained in any underwriting agreement or similar agreement, if any, relating to the offering cease to be true and correct in all material respects; (v) of the happening of any event or the discovery of any facts during the period a Registration Statement or Canadian Base Prospectus is effective as a result of which such Registration Statement or Canadian Base Prospectus or any document incorporated by reference therein contains any misrepresentation; (vi) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (vii) if for any other reason it shall be necessary to amend or supplement the Registration Statement, the Prospectus or the Canadian Base Prospectus in order to comply with Applicable Securities Laws; and (viii) of the filing of any post‑effective amendment to the Registration Statement or Canadian Base Prospectus that is not automatically effective upon filing;

(e)
use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities covered by the Prospectus Supplement under such other securities or "blue sky" laws of such jurisdictions as designated by the Holders, acting reasonably, in the request for Demand Registration, (ii) prepare and file in those jurisdictions, such amendments (including post‑effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain their effectiveness until the time at which the distribution of the Designated Registrable Securities is completed (the "Distribution Period"), (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Designated Registrable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this subsection 3.1(e), (B) subject itself to any taxation in any such jurisdiction, or (C) consent to general service of process in such jurisdiction. The Corporation shall promptly notify the Holders of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(f)
unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, such number of copies of the Base Prospectus, any Prospectus Supplement and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;

(g)
unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, at least one conformed copy of each Registration Statement and each Canadian Base Prospectus and any post‑effective amendment to either of them, including financial statements and schedules (including all documents incorporated therein by reference and all exhibits thereto);

(h)
furnish to counsel for the Holders copies of any comment letters relating to the selling Holders received from the SEC or any Canadian Securities Regulatory Authorities or any other request by the SEC or any Canadian Securities Regulatory Authorities for amendments or supplements to the Base Prospectus or any Prospectus Supplement or for additional information relating to the selling Holders, provided that the Corporation shall not be required to provide copies of any non‑substantial routine correspondence with the SEC or Canadian Securities Regulatory Authorities that does not specifically relate to the selling Holders or any information the disclosure of which would be restricted by applicable privacy laws or other laws governing the treatment of personal information;

(i)	use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Base Prospectus or any Prospectus Supplement at the earliest possible moment;
(j)
cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates and opinions of counsel necessary to remove any restrictive legends associated with the Registrable Securities to enable such securities to be sold by the selling Holders (whether in a registered or unregistered transaction) as the selling Holders may reasonably request;

(k)	furnish to the Holders and any underwriter or underwriters of any such distribution and such other persons as the Holders may reasonably specify:
(i)
an opinion or opinions of counsel to the Corporation addressed to the Holders and the underwriter or underwriters of such distribution and dated the closing date of the distribution, which opinion(s) shall be in form, scope and substance customary for an offering of the type contemplated by the applicable Secondary Registration, having regard to the form of opinions given by the Corporation's counsel in prior public offerings by the Corporation, and reasonably satisfactory to the Holders and any underwriters;

(ii)
a customary "comfort letter" addressed to the Holders (subject to the auditors' receipt of required representation letters from the Holders) and the underwriter or underwriters dated the date of the Prospectus Supplement and the closing date of the distribution signed by the auditors of the Corporation (and, if necessary, any other auditors of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus), in customary form and covering such matters of the type customarily covered by "comfort letters" as the Holder and managing underwriter reasonably requests;
(iii)
if a Prospectus Supplement is filed in Quebec, opinions of Quebec counsel to the Corporation and the auditors of the Corporation addressed to the Holders and the underwriter or underwriters of such distribution relating to the translation of the Prospectus and compliance with French language laws, such opinions being dated the dates of the preliminary prospectus supplement, the final prospectus supplement and closing; and

(iv)
such corporate certificates as are reasonably requested in connection with such distribution, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders may reasonably request;

(l)
make available to the underwriter or underwriters in connection with any Secondary Registration reasonable access to the senior management of the Corporation for investor and analyst calls and meetings with respect to such Secondary Registrations;

(m)	use commercially reasonable efforts to provide any additional cooperation reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities;
(n)
as promptly as practicable after delivery of a notice under Section 3.1(d)(v), use commercially reasonable efforts to prepare a supplement or amendment to the Registration Statement or Prospectus, as applicable, or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities, such Registration Statement or Prospectus will not include a misrepresentation;

(o)	otherwise use its commercially reasonable efforts to comply with all Applicable Securities Laws;
(p)	provide a transfer agent and registrar for such securities no later than the closing date of the offering;
(q)
enter into customary agreements (including an underwriting agreement with the underwriter or underwriters), such agreements to contain such representations and warranties by the Corporation and such other terms and conditions as are customary for such offering (including customary indemnity and contribution provisions), having regard to the form of underwriting agreements entered into by the Corporation in prior public offerings, and take all such other actions as permitted by law as the Holders or the underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the distribution of the Designated Registrable Securities;

(r)
in the event of the issuance of any order or ruling suspending the distribution of securities under the Prospectus from the Canadian Securities Regulatory Authorities or the effectiveness of the Registration Statement from the SEC, or any order suspending or preventing the use of the Prospectus or suspending the Secondary Registration of any of the Designated Registrable Securities or cease trading the distribution in any applicable province or territory of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holders of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling;

(s)
a reasonable time prior to (and again within two Business Days following) the filing of any Registration Statement, any prospectus (including any Prospectus), any Canadian Base Prospectus, any Prospectus Supplement, or any amendment or supplement to any of the foregoing, provide copies of such documents to the Holders and the underwriters (if any), and make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from counsel to the Holders by filing an amendment or supplement thereto, as the Holders, underwriters or their respective counsel reasonably requests, and not file any such document in a form to which any Holder or underwriter (if any) shall not have previously been advised and furnished a copy of or to which counsel for the Holders or the underwriters (if any) shall reasonably object, and not including in any amendment or supplement to such documents any information about the Holders or any change to the plan of distribution of the Registrable Securities that would limit the method of distribution of the Registrable Securities unless counsel for the Holders has been advised in advance and approved such information or change, and make available Representatives of the Corporation to the extent reasonably requested to discuss such documents (and any proposed revisions thereto);

(t)
otherwise comply with all Applicable Securities Laws and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve months which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder and any other similar Applicable Securities Laws;

(u)
cooperate and assist in any filings required to be made with the U.S. Financial Industry Regulatory Authority, as applicable, and in the performance of any due diligence investigation by any underwriter and its counsel in connection therewith; and

(v)	promptly prepare and file French translations of all documents incorporated by reference into the Base Prospectus.
3.2	Obligations of the Holders
In connection with any Secondary Registration, the Holders shall:
(a)
provide, in writing, such information with respect to the Holders, including the number of securities of the Corporation held by the Holders, as may be required by the Corporation to comply with Applicable Securities Laws in each jurisdiction in which the Secondary Registration is to be effected;

(b)
if required under Applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Canadian Securities Regulatory Authorities or the SEC;

(c)
as expeditiously as possible following actual knowledge by the Holder thereof, notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include a misrepresentation with respect to any information provided by such Holder pursuant to subsection 3.2(a);
(d)	comply with all Applicable Securities Laws with respect to such Secondary Registration;
(e)	provide such information to the Corporation regarding the conduct and process of any Demand Registration that the Corporation may reasonably request; and
(f)
not effect or permit to be effected sales of Designated Registrable Securities held by the applicable Holder pursuant to the Prospectus, or deliver or permit to be delivered the Prospectus in respect of such sale, after notification by the Corporation of any order or ruling suspending the effectiveness of the Prospectus or after notification by the Corporation under subsection 3.1(r), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment to the Prospectus and has provided copies of such amendment to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies, then in the Holders' possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

3.3	Covenants Relating To Rule 144
With a view to making available to the Holders the benefits of Rule 144 promulgated under the U.S. Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to: (a) make and keep public information available as is necessary to permit sales pursuant to Rule 144 under the U.S. Securities Act; (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the U.S. Securities Act and the U.S. Exchange Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144 promulgated under the U.S. Securities Act; (c) furnish to each Holder promptly upon request such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 promulgated under the U.S. Securities Act without registration; and (d) upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 promulgated under the U.S. Securities Act to be removed, including by obtaining from counsel for the Corporation a legal opinion authorizing the removal of such legends.
ARTICLE 4
DUE DILIGENCE; INDEMNIFICATION
4.1	Preparation; Reasonable Investigation
In connection with the preparation and filing of a Prospectus Supplement as herein contemplated, the Corporation will give the Holders and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, which is required under Applicable Securities Laws or in the reasonable judgment of the parties and/or their respective counsel should be included, and will, subject to the confirmation of the recipients' obligations as to the confidential treatment of such information, give each of them such reasonable and customary access to the Corporation's books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holders and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.
4.2	Indemnification
(a)
The Corporation agrees to indemnify and hold harmless, to the extent permitted by law, the Holders and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls any such underwriter or Holder (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)
any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)
any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Secondary Registration under the securities or other "blue sky" laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)
any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto (other than any such misrepresentation contained in any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) or based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure to comply with Applicable Securities Laws by any Holder or the underwriters, as applicable, which is not as a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws); or

(iv)
noncompliance by the Corporation with any Applicable Securities Laws in connection with a Secondary Registration and the distribution effected thereunder, except in the case of any of the foregoing insofar as such noncompliance was caused by the Holders' or any underwriter's failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws.

(b)
The Holders agree to indemnify and hold harmless, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls such underwriters (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)
any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)
any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Registration under the securities or other "blue sky" laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)
any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon (A) any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto based upon any information or statement which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, or (B) any failure or an alleged failure to comply with Applicable Securities Laws by the Holders which is not as a result of a failure or alleged failure of the Corporation to comply with Applicable Securities Laws;

(iv)	noncompliance by a Holder with any Applicable Securities Laws in connection with a distribution of Registrable Securities; or

(v)
the Holders' failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws, except in the case of any of the foregoing insofar as such noncompliance was caused by the Corporation or any underwriter's failure to deliver to a purchaser of Designated Registrable Securities a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws.

(c)
Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to give notice pursuant to this subsection 4.2(c) shall not relieve the indemnifying party of its obligations under this Section 4.2 unless such failure to give notice results in material prejudice against such indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnified party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the indemnified party unless: (i) the indemnifying party fails to assume the defence of such suit on behalf of the indemnified party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the indemnifying party; (iii) the named parties include both the indemnifying party and the indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be one or more legal defences available to the indemnified party which are different from or in addition to those available to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defence of such suit or proceeding on behalf of the indemnified party and shall be liable to pay the reasonable fees and expenses of counsel for the indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such indemnified parties. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld, conditioned or delayed where such consent does not contain any admission of liability, includes an unconditional release of such indemnified party from any liabilities arising out of such claim and has as its only obligation on the indemnified party the payment of funds for which the indemnifying party has unconditionally agreed to provide indemnity under this Section 4.2).

(d)	The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all losses, claims, actions, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holders in connection with the event giving rise to liability. No Person that has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful misconduct, fraudulent misrepresentation or negligence shall be entitled to claim indemnification or contribution pursuant to subsection 4.2(b) or this subsection 4.2(d), as applicable, from any Person who has not also been so determined to have engaged in such fraud, willful misconduct, fraudulent misrepresentation or negligence.

(e)
The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(a). In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)
The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(g)
The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified person may have pursuant to applicable law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified person.

ARTICLE 5
LOCK‑UP AGREEMENT; THIRD PARTY RIGHTS
5.1	Secondary Registration Lock‑Up
(a)
In respect of any offering of securities by Secondary Registration, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Holders and the Corporation each agree to execute customary lock‑up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request (the "Lock‑Up Period"), after the closing of such Secondary Registration, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Corporation.

(b)
The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant hereto (but not the preparation of such Prospectus Supplement) or may request Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant hereto if a Demand Registration request is received prior to the expiration of any Lock‑Up Period as defined in subsection 5.1(a).

5.2	Third Party Rights
The Corporation represents and warrants to the Shareholder that, other than the Existing RRA and any Corresponding RRAs, it has not granted any registration rights to third parties that would conflict with or adversely affect the rights of the Holders as set forth in this Agreement.
ARTICLE 6
GENERAL PROVISIONS
6.1	Further Assurances
Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use commercially reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
6.2	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
6.3	Assignment
This Agreement and the rights and obligations of the Parties hereto shall bind and enure to the benefit of each of the Parties hereto, the other Parties indemnified under Section 4.2 and their respective successors and permitted assigns.
Neither Party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that:
(a)
this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Registrable Securities are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing and delivering to the Corporation an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)
in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation

(and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement to) to its successor pursuant to, or in connection with, any such transaction.
6.4	Remedies and Breaches
(a)
Each of the Holders, on the one hand (and for the purposes of this Section 6.4 collectively considered to be a "Party"), and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the Holders, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non‑ prevailing Party.

(b)
Each Holder on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

6.5	Term and Termination
This Agreement will continue in force until the earliest of the following to occur:
(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;
(b)	the date on which this Agreement is terminated by the written agreement of the Parties;
(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and
(d)	the date on which the Standstill Agreements are terminated.
except that (i) the provisions of Section 4.2 and this Article 6 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
6.6	Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Holders or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to the Shareholder:

L.F. Investments S.à r.l.
9-11 Grand Rue
L-1661 Luxembourg
Grand Duchy of Luxembourg

	Attention:	[Notice Information Redacted.]

with a copy to (which shall not constitute notice):

Marvin Yontef, Esq.

	Email:	myontef@outlook.com

(b)	if to the Corporation:

Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5

	Attention:	[Notice Information Redacted.]
	E-mail:	[Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

	Attention:	John Piasta
	Facsimile:	(403) 265-7219
	E-mail:	piastaj@bennettjones.com

6.7	Third Party Beneficiaries
Except in relation to the transferees and assignees contemplated in Section 6.3 and indemnitees in Section 4.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

6.8	Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.
6.9	Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
6.10	Time of Essence
Time is of the essence in respect of this Agreement.
6.11	Entire Agreement
This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.
6.12	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
6.13	Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the undersigned parties have executed this Registration Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:	(signed) "Alex J. Pourbaix"
Name: Alex J. Pourbaix Title: President & Chief Executive Officer

By:	(signed) "Jonathan M. McKenzie"
Name: Jonathan M. McKenzie Title: Executive Vice-President & Chief Financial Officer

L.F. INVESTMENTS S.À R.L.

By:	(signed) "Richard Chan"
Name: Richard Chan Title: Director

Signature Page – Registration Rights Agreement